UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2012

Guadalajara, Jalisco, Mexico, July 25, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today reported its results for the second quarter ended June 30, 2012. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are presented in nominal pesos.

Adoption of International Financial Reporting Standards:
Beginning on January 1, 2012, the Company adopted IFRS for the preparation and reporting of its financial statements. As a result, figures for the second quarter of 2011 that were prepared in accordance with Mexican Financial Reporting Standards (“MEX NIF”) were adjusted according to IFRS transition rules and are comparable with 2Q12 figures (the effects of adopting IFRS are described in Exhibit “E” of this report). Consolidated financial statements at June 30, 2012 were prepared and reported in accordance with International Accounting Standards (“IAS”) No. 34 “Financial Information at Interim Dates.”

Summary of Second Quarter 2012 vs. Second Quarter 2011:
•
The sum of aeronautical and non-aeronautical revenues increased Ps. 128.5 million (13.8%). Total revenues, which include revenues from improvements to concession assets (IFRIC 12), increased Ps. 12.6 million (1.0%).  Aeronautical revenues rose Ps. 81.1 million (11.0%) and non-aeronautical revenues increased Ps. 47.4 million (24.1%), (non-aeronautical revenues include revenues from checked baggage inspection systems). These increases exceeded the Company’s guidance issued January 2012, which did not include projections for revenues from improvements to concession assets (IFRIC 12) due to this is an accounting figure that does not affect the Company’s cash flow, neither revenues for checked baggage inspection services.  These increases were offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 115.9 million.

•
In 2Q12, cost of services decreased Ps. 8.7 million (3.4%), mainly as a result of a Ps. 13.5 million decline in other operating costs, which was partially offset by an increase in security and electricity costs.

•	In 2Q12, government concession taxes increased Ps. 6.2 million (13.4%). The technical assistance fee increased Ps. 6.4 million (20.0%).

•	Operating income increased Ps. 107.8 million (25.7%).

•
EBITDA increased Ps. 124.5 million (20.7%), from Ps. 601.8 million in 2Q11 to Ps. 726.3 million in 2Q12.  EBITDA margin increased from 49.7% in 2Q11 to 59.4% in 2Q12 (excluding the effects of IFRIC 12, the EBITDA margin rose from 64.4% in 2Q11 to 68.3% in 2Q12).

•	Net income and comprehensive income increased Ps. 132.6 million (60.8%).

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer
Rodrigo Guzman, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:     http://twitter.com/aeropuertosGAP

Operating Results

During the second quarter of 2012, total terminal passengers increased by 247.0 thousand passengers, representing a 5.0% increase as compared to the same period in 2011. Domestic passenger traffic increased 8.4% (266.9 thousand additional passengers), while international passenger traffic decreased 1.1% (19.9 thousand fewer passengers).

Domestic passenger traffic increased by 266.9 thousand passengers in 2Q12 compared to 2Q11, primarily as a result of passenger increases at the airports of Tijuana (88.1 thousand additional passengers), Guadalajara (64.8 thousand additional passengers), Los Cabos (33.7 thousand additional passengers), Hermosillo (30.1 thousand additional passengers), Puerto Vallarta (24.0 thousand additional passengers), Guanajuato (21.1 thousand additional passengers), Aguascalientes (9.8 thousand additional passengers), Mexicali (7.6 thousand additional passengers) and La Paz (5.8 thousand additional passengers). These increases were partially offset by passenger declines at the airports of Los Mochis (12.1 thousand fewer passengers), Morelia (3.0 thousand fewer passengers) and Manzanillo (3.0 thousand fewer passengers).

The increase in domestic passenger traffic at the Tijuana airport during 2Q12 was primarily attributable to an increase in the number of frequencies by Volaris and Aeroméxico to Mexico City, by Volaris to Culiacan, Puebla, Puerto Vallarta, Los Cabos, La Paz, Guanajuato and Oaxaca, and by Aeroméxico to Guadalajara.

At the Guadalajara airport, the increase in domestic passenger travel in 2Q12 was primarily attributable to the higher number of frequencies by Volaris, Aeroméxico and Interjet to Mexico City, by VivaAerobus to Monterrey, Culiacan, Los Cabos, Tuxtla Gutierrez, Ciudad Juarez and Villahermosa, by Interjet to Monterrey and Los Cabos, by Aeroméxico Connect to Culiacan, Torreon and Mazatlan, as well as by the opening of routes to Monterrey, Los Cabos, Puebla and Los Mochis by Volaris.

At the Los Cabos airport, the increase in domestic passenger traffic was primarily attributable to an increase in frequencies to Mexico City by Interjet, Volaris and Aeroméxico Connect, to Culiacan and Guadalajara by VivaAerobus, to Monterrey by Magnicharters, to Guadalajara by Interjet, to Tijuana by Volaris, to Culiacan by Transportes Aeropacífico, as well as the opening of a route to Guadalajara by Volaris.

At the Hermosillo airport, the increase in domestic passenger traffic in 2Q12 was primarily attributable to the higher number of frequencies to Mexico City by Volaris, Interjet and Aeroméxico Connect, to Chihuahua and Culiacan by Aeroméxico Connect and to Monterrey by VivaAerobus.

The increase in domestic passenger traffic at the Puerto Vallarta airport was primarily due to the higher number of frequencies to Mexico City by Interjet, Aeroméxico and Magnicharters, to Tijuana by Volaris, to Ciudad Juarez by Aeroméxico Connect, to Monterrey by Magnicharters, as well as the opening of a route to Mexico City by Volaris.

Second Quarter 2012 Report	Page 2 of 28

At the Guanajuato Airport, the increase in domestic passenger traffic was due to an increase in frequencies to Mexico City by Aeroméxico, to Monterrey by Aeroméxico Connect and VivaAerobus and to Tijuana by Volaris, as well as the opening of a route to Cancun by Volaris.

On the other hand, during 2Q12, the Los Mochis airport experienced a decrease in domestic passenger traffic, mainly due to the suspension of operations by Interjet to Mexico City (closed station) and by VivaAerobus to Mexico City and Monterrey (closed station).

International passenger traffic experienced a net decline of 19.9 thousand passengers in 2Q12 compared to 2Q11. This decrease was primarily due to 51.8 thousand fewer passengers at the Guadalajara airport, 9.2 thousand fewer passengers at the Puerto Vallarta airport, 2.0 thousand fewer passengers at the Manzanillo airport and 1.3 thousand fewer passengers at the Tijuana airport. These declines were partially offset by increases in international passenger traffic at the airports of Morelia (16.4 thousand additional passengers), Aguascalientes (14.0 thousand additional passengers), Los Cabos (6.5 thousand additional passengers), Guanajuato (4.7 thousand additional passengers), Hermosillo (2.1 thousand additional passengers), La Paz (0.5 thousand additional passengers) and Mexicali (0.1 thousand additional passengers).

The decline in international passenger traffic at the Guadalajara airport during 2Q12 as compared to 2Q11 was mainly due to a decline in the number of frequencies by Delta Airlines to Salt Lake City, Los Angeles and Atlanta, by Aeroméxico to Ontario, by American Airlines to Dallas and by Volaris to Los Angeles and Oakland. Additionally, this decrease was due to a suspension of the route to Chicago by Aeroméxico.

The decline in international passenger traffic at the Puerto Vallarta airport was mainly due to the temporary suspension to Charlotte by US Airways, to St. Louis by Frontier Airlines and to Toronto by Air Transat. It was also due to a decreased number of frequencies to Portland and Seattle by Alaska Airlines, to Dallas by American Airlines, to Chicago and Houston by United Airlines, to Denver by Frontier Airlines and United Airlines, to Salt Lake City and Atlanta by Delta Airlines and to Regina and Vancouver by Sunwing.  In addition, United Airlines, US Airways and American Airlines have decreased the number of operations to their HUBS in Houston, Phoenix and Dallas, respectively, due to lower demand and changes in passenger profiles in recent years, causing declines in margins for these airlines.

These decreases in international passenger traffic were offset by passenger increases during 2Q12 at the Morelia airport, due to a higher number of frequencies by Volaris to Los Angeles and by American Eagle to Dallas. The increase in international passenger traffic at the Aguascalientes airport was mainly due to the increase in frequencies by United Airlines to Houston and by Volaris to Los Angeles. At the Los Cabos airport, the increase in international passenger traffic was due to higher frequencies by Virgin Airlines to San Francisco, by United Airlines to San Francisco and Newark, by Delta Airlines to Minneapolis and Salt Lake City, by Alaska Airlines to Los Angeles and by Sunwing and WestJet Airlines to Vancouver.

Second Quarter 2012 Report	Page 3 of 28

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Second Quarter 2012 Report	Page 4 of 28

Total Terminal Passengers (in thousands):

Second Quarter 2012 Consolidated Results

Total Revenues for 2Q12 increased Ps. 12.6 million, or 1.0%, from Ps. 1,210.9 million in 2Q11 to   Ps. 1,223.5 million in 2Q12. The sum of aeronautical and non-aeronautical revenues increased Ps. 128.5 million, or 13.8%, from Ps. 934.2 million in 2Q11 to Ps. 1,062.7 million in 2Q12. This increase was partially offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 115.9 million, or 41.9%, from Ps. 276.7 million in 2Q11 to Ps. 160.8 million in 2Q12. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs. Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation 12 “Service Concession Arrangements” (“IFRIC 12”), but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each quarter in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and consequently, such margins and ratios may not be comparable to ratios and margins, such as EBITDA margin, operating margin and other ratios that are calculated based on the Company’s results that do have a cash impact.

Second Quarter 2012 Report	Page 5 of 28

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased Ps. 81.1 million, or 11.0%, in 2Q12, exceeding the Company’s guidance issued in January 2012, which estimated an increase in aeronautical services of between 8% and 9%. The increase in revenues from aeronautical services was primarily due to a Ps. 67.6 million (10.7%) increase in passenger charges, resulting from a 5.0% increase in the number of passengers that pay passenger charges in 2Q12 compared to 2Q11 and an increase in passenger charges fees of 5.5% in June 2012. Additionally, aircraft landing and aircraft parking revenues rose Ps. 15.3 million, or 31.7%.

- Non-aeronautical services revenues increased Ps. 47.4 million (24.1%) in 2Q12, compared to 2Q11, primarily due to revenue increases in advertising services (a business line directly operated by the Company since June 2011), the leasing of commercial space, car parking fees, VIP lounges (a business line directly operated by the Company since 4Q11), food and beverage, car rental companies, “duty free” stores and time share developers, together with revenues for checked baggage inspection services, resulted in an increase in non-aeronautical service revenues of Ps. 47.1 million.  The increase in revenues for advertising services, car parking, VIP lounges and checked baggage inspection services together accounted for 67.7% of the total increase in non-aeronautical revenues.  All of these were business lines operated directly by the Company, or in which the Company participates with certain operations (VIP lounges).

Total operating costs in 2Q12 declined Ps. 95.2 million or 12.0%, as compared to 2Q11, mainly due to a decrease of Ps. 115.9 million in costs of improvements to concession assets related to the effects of IFRIC 12, as well as by a decrease in the cost of services of Ps. 8.7 million. These declines were offset by increases in the depreciation of assets, government concession taxes and technical assistance fees (which were as a result of the increase in aeronautical and non-aeronautical revenues), which together increased Ps. 29.3 million.

➢	Cost of services declined Ps. 8.7 million (3.4%) compared to 2Q11, due to the following factors:

o
Employee costs decreased Ps. 4.1 million (4.1%) compared to 2Q11 due to an increase of Ps. 2.4 million in employee severance payments. Additionally, the Company incurred expenses of Ps. 4.0 million for the purchase of uniforms and security equipment during 2Q11, which for 2012 are expected to take place in July and August. These declines were offset by increases in wages and salaries, compensations and labor provisions.

o	Maintenance costs decreased Ps. 3.5 million (7.7%) compared to 2Q11, mainly due to the installation of electric lines, equipment and operational areas, among other activities.

Second Quarter 2012 Report	Page 6 of 28

o
Security and insurance costs increased Ps. 8.2 million (25.3%) in 2Q12 compared to 2Q11.  The increase in security costs was mainly due to the contracting of: i) carry-on baggage inspection personnel that previously was contracted directly by the Company and ii) personnel to provide checked baggage inspection services to those airlines that have signed a contract for the services with the Company.

o
Services costs in 2Q12 increased Ps. 4.3 million (13.3%) compared to 2Q11, mainly due to a Ps. 3.2 million increase in electricity cost, derived from higher rates and higher electric energy consumption resulting from new air conditioning equipment that became operational during the second and third quarters of 2011 and the operation of baggage screening equipment, which began in October 2011.

o
Other operating costs decreased Ps. 13.5 million (31.1%) in 2Q12, since in 2Q11 the Company incurred costs for the bid to operate the San Gonzalo de Amarente airport in Natal, Brazil, which did not take place in 2Q12. Additionally, there was a decrease in the reserve for doubtful accounts that was offset by the increase in commissions related to advertising revenues, as well as donations, among others.

➢
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased Ps. 6.2 million (13.4%). The technical assistance fee increased Ps. 6.4 million (20.0%), mainly due to an increase in revenues which were greater than the sum of the cost of services and government concession taxes in nominal values combined.

➢
Depreciation and amortization expenses increased Ps. 16.7 million, or 9.2%, compared to 2Q11, due to an increase in fixed asset investments and improvements made to concession assets in compliance with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) decreased Ps. 115.9 million from Ps. 276.7 million in 2Q11 to Ps. 160.8 million in 2Q12. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs.  These amounts are determined based on the construction and improvements committed in the Company’s Master Development Programs for each period and do not have a cash impact on the operating results of the Company.

The Company’s operating margin in 2Q12 increased 850 basis points from 34.6% in 2Q11 to 43.1% in 2Q12, primarily due to increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of IFRIC 12 increased 470 basis points from 44.9% in 2Q11 to 49.6% in 2Q12). Operating income increased 25.7%, or Ps. 107.8 million.

Second Quarter 2012 Report	Page 7 of 28

EBITDA margin increased 970 basis points, from 49.7% in 2Q11 to 59.4% in 2Q12, mainly due to increases in aeronautical and non-aeronautical revenues (EBITDA margin excluding the effects of IFRIC 12 increased 390 basis points from 64.4% in 2Q11 to 68.3% in 2Q12).  EBITDA increased Ps. 124.5 million, or 20.7%.

As previously mentioned, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated only with results that have a cash impact.  Therefore, although operating and EBITDA margins vary upon including the effects of IFRIC 12, the nominal results of operating income and EBITDA were not affected.

The finance income increased by Ps. 27.2 million in 2Q12 with respect to 2Q11, from Ps. 1.7 million in 2Q11 to Ps. 28.9 million in 2Q12. This increase was mainly due to the effect of an exchange rate loss of Ps. 6.0 million in 2Q11 and an exchange rate gain of Ps. 25.1 million in 2Q12. This resulted in an increase of Ps. 31.1 million, due to a 1.1% appreciation of the Mexican peso versus the U.S. dollar in 2Q11 and a 6.3% depreciation of the Mexican peso versus the U.S. dollar in 2Q12. Furthermore, during 2Q12, the Company’s net interest capitalization for investments associated with the Master Development Programs was lower than the net interest capitalization in 2Q11.

Net income and comprehensive income in 2Q12 rose by Ps. 132.6 million, or 60.8%, compared to 2Q11, mainly due to a Ps. 128.5 million increase in aeronautical and non-aeronautical revenues during 2Q12, as well as a controlled cost of services and the generation of finance income, which together generated a benefit of Ps. 38.0 million, reaching a total benefit of Ps. 166.5 million. These were offset by higher costs for government concession taxes, technical assistance fees, depreciation, amortization and taxes, which together increased by Ps. 33.8 million.

Second Quarter 2012 Report	Page 8 of 28

Summary of Consolidated Results for 2Q12 (in thousands of pesos):

Other Important Data for 2Q12 (in thousands of pesos):

Second Quarter 2012 Report	Page 9 of 28

Operating Costs for 2Q12 (in thousands of pesos):

First Half 2012 Consolidated Results

Total Revenues for 1H12 increased Ps. 15.9 million or 0.6%, from Ps. 2,454.0 million in 1H11 to Ps. 2,469.9 million in 1H12. The sum of aeronautical and non-aeronautical revenues increased Ps. 247.8 million or 13.0%, from Ps. 1,900.6 million in 1H11 to Ps. 2,148.3 million in 1H12. This increase was offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 231.8 million, from Ps. 553.4 million in 1H11 to Ps. 321.6 million in 1H12. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs. Revenues from improvements to concession assets are recognized in accordance with IFRIC 12, but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each period in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and consequently, such margins and ratios may not be comparable to ratios and margins such as EBITDA margin, operating margin and other ratios, that are calculated based on the Company’s results that do have a cash impact.

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased Ps. 159.8 million or 10.6%in 1H12, primarily due to an Ps. 144.5 million (11.1%) increase in passenger charges, in addition to revenues from aircraft landing fees and aircraft parking fees, which together rose Ps. 15.7 million or 16.6%.  The increases generated by aeronautical services were mainly due to the 5.3% increase in passenger traffic in 1H12 compared to 1H11, as well as a 6.6% variation in the Mexican Producer Price Index excluding petroleum.  The increase in aeronautical services revenues observed during 1H12 was higher than the full-year 2012 guidance issued by the Company in January 2012, which contemplated growth between 8% and 9% for aeronautical revenues.

Second Quarter 2012 Report	Page 10 of 28

- Non-aeronautical services revenues increased Ps. 87.9 million or 22.4%, primarily due to revenue increases in advertising services (a business directly operated by the Company since June 2011), car parking fees (operated directly by the Company), the leasing of commercial space, car rentals, “duty free” stores, food and beverage, VIP lounges (a business line that the Company has participated in with lounges directly operated by the Company since 4Q11) and time share developers, which together with revenues for checked baggage, generated a Ps. 86.2 million increase in non-aeronautical services.  The increase in revenues for advertising services, car parking, VIP lounges and checked baggage inspection services together represented 67.2% of the total increase in non-aeronautical revenues, all of which are business lines that the Company directly operates, or participate with certain operations (VIP lounges).

Total operating costs in 1H12 declined Ps. 138.1 million or 8.9%, as compared to 1H11, mainly due to a decline of Ps. 231.8 million in costs of improvements to concession assets related to the effects of IFRIC 12. This decline was offset by an increase in the cost of services, government concession taxes, technical assistance fees, depreciation and amortization, which together increased Ps. 93.7 million or 9.4%.

➢
Cost of services in 1H12 increased Ps. 29.0 million (6.0%) compared to 1H11, including an increase in security costs derived from checked bagged inspection services. This increase was less than the figure included in the Company’s 2012 guidance issued in January 2012, which estimated an increase in the cost of services between 9% and 12% in 2012, and did not include the increase in the cost of checked baggage inspection services.  The main causes of the increase in the cost of services in 1H12 were:

o
Employee costs increased Ps. 1.6 million (0.8%) compared to 1H11, due to increases in wages and salaries, annual compensations and termination provisions, which together represented costs of Ps. 5.5 million. This increase in cost was offset by the purchase of uniforms and security equipment for Ps. 3.9 million, which was undertaken in the first half of 2011, while in 2012, these expenses are expected to be made in July and August.

o
Maintenance costs declined Ps. 3.1 million (3.3%) compared to 1H11, mainly due to a several routine maintenance in operational areas, roads and security equipment that will be undertaken in the third and fourth quarters of 2012, which in 2011 took place in the first half of the year.

o
Security and insurance costs increased Ps. 17.7 million (28.0%) in 1H12 compared to 1H11.  The increase in security costs was mainly due to the contracting of:  i) carry-on baggage inspection personnel that previously was contracted directly by the Company and ii) personnel to provide checked baggage inspection services to those airlines that have signed a contract for the services with the Company.

Second Quarter 2012 Report	Page 11 of 28

o
Services costs in 1H12 increased Ps. 9.8 million (18.2%) compared to 1H11, mainly due to a Ps. 4.2 million increase in electric energy costs, resulting from higher electricity rates and increased electric consumption resulting from the operation of baggage screening equipment and the installation of new air conditioning equipment at the airports.

o
Other operating costs increased Ps. 3.0 million (3.9%) in 1H12, mainly due to the payment of commissions related to advertising revenues of Ps. 5.2 million, which was offset by a decrease in reserve for doubtful accounts provision of Ps. 2.2 million.

➢
As a result of the increase in revenues, government concession taxes increased Ps. 12.1 million (12.8%). The technical assistance fee increased Ps. 10.2 million (15.4%), mainly due to an increase in revenues which was greater than the sum of the cost of services and the government concession taxes at the nominal value.

➢
Depreciation and amortization expenses increased Ps. 42.4 million or 11.9% compared to 1H11, due to an increase in fixed asset investments and improvements made to concessioned assets in compliance with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) decreased Ps. 231.8 million from Ps. 553.4 million in 1H11 to Ps. 321.6 million in 1H12. This decline was a result of a decrease in committed investments for 2012, which will be 43.2% lower than the investments undertaken in 2011. 2011 was the year with the highest annual amount of total committed investments pursuant to the Company’s 2010-2014 Master Development Programs.  These amounts are determined based on the construction and improvement commitments in the Company’s Master Development Programs for each period and do not have a cash impact on the Company’s operating results.

The Company’s operating margin in 1H12 increased 600 basis points, from 36.6% in 1H11 to 42.6% in 1H12, primarily due to increases in aeronautical and non-aeronautical revenues (operating margin excluding the effects of IFRIC 12 increased 170 basis points, from 47.3% in 1H11 to 49.0% in 1H12). Operating income increased Ps. 154.0 million.

EBITDA margin increased 760 basis points from 51.1% in 1H11 to 58.7% in 1H12 mainly due to increases in aeronautical and non-aeronautical revenues (EBITDA margin excluding the effects of IFRIC 12 rose 150 basis points, from 66.0% in 1H11 to 67.5% in 1H12).

As previously mentioned, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated only with results that have a cash impact.  Therefore, although operating and EBITDA margins vary upon including the effects of IFRIC 12, the nominal results of operating income and EBITDA were not affected.

Second Quarter 2012 Report	Page 12 of 28

The finance income (expense) increased by Ps. 11.4 million in 1H12 with respect to 1H11, from an expense of Ps. 4.6 million in 1H11 to an income of Ps. 6.8 million in 1H12.   This increase was mainly due to exchange rate variations, which accounted for a loss of Ps. 21.0 million in 1H11 and a gain of Ps. 1.6 million in 1H12. This exchange rate difference resulted in an increase of Ps. 22.6 million, due to a 4.2% appreciation of the Mexican peso against the U.S. Dollar with a greater asset position in dollars in 1H11 versus a 2.3% appreciation of the Mexican pesos against the U.S. dollar with a smaller dollar position in 1H12.  This increase was offset by a decrease in interest income that dropped from Ps. 16.4 million in 1H11 to Ps. 5.2 million in 1H12, due to the reporting of decreased interest capitalization for investments in 1H12.

Net income and comprehensive income in 1H12 increased Ps. 125.0 million or 19.2%, compared to 1H11, mainly due to the increase in aeronautical and non-aeronautical revenues and the increase in financial income, which together rose Ps. 256.2 million. This increase was offset by increases in the cost of services, government concession taxes, technical assistance fees, depreciation and amortization of Ps. 93.7 million, in addition to an increase in income taxes of Ps. 37.5 million.

Summary of Consolidated Results for 1H12 (in thousands of pesos):

Second Quarter 2012 Report	Page 13 of 28

Other Important Data for 1H12 (in thousands of pesos):

Operating Costs for 1H12 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the first half 2012 were Ps. 1,668.4 million, resulting from an average of Ps. 147.6 per WLU. Regulated revenues accounted for 67.6% of total revenues and 77.7% of the Company’s aeronautical and non-aeronautical revenues for the period.

The SCT annually reviews the Company’s compliance with the maximum rates, and the SCT has confirmed that the Company complied for 2010. The 2011 review is currently underway.

Second Quarter 2012 Report	Page 14 of 28

Statement of Financial Position

As of June 30, 2012, the Company had a balance of cash and cash equivalents of Ps. 2,018.9 million, of which Ps. 32.7 million are held in a trust to pay for the installation of the checked baggage inspection systems, as well as for advanced payments for construction work at the Tijuana airport. Additionally, it is important to mention that the amount of cash and cash equivalents includes guaranteed deposits of Ps. 333.6 million.

As of June 30, 2012, the Company’s principal assets consisted of the balance of the concession value of Ps. 10,321.5 million, rights to use airport facilities for Ps. 1,298.8 million and improvements to concession assets, fixed assets and leased properties of Ps. 5,454.2 million. These balances represented approximately 41.9%, 5.3% and 22.3%, of total assets, respectively.

The balance of the deferred income taxes asset increased Ps. 192.8 million for 1H12 as compared to 1H11.  This increase resulted from recognizing the Company’s principal assets (the airport concessions, rights to use airport facilities and improvements to concession assets) using the historic cost model of IAS 38, “Intangible Assets”, which eliminates the effects of inflation as of December 31, 2007. As a result, the Company’s book values are less than the taxable values which are updated, resulting in an increase in the deferred income taxes asset.

CAPEX

During the January to June 2012 period, the Company invested Ps. 414.7 million in capital expenditures, that mainly correspond to investments made during 2012 and partial investments that remained pending at the close of 2011, in accordance with IAS 7 “Statement of Cash Flow”.

Recent Events

-
On May 31, 2012, the Company paid the first portion of its dividend payment to shareholders for Ps. 847.5 million, which represents the first of two dividend payments for a total of Ps. 1,130 million in dividends, which were approved at the Company’s General Ordinary Shareholders Meeting held April 16, 2012.   The remaining Ps. 282.5 million in dividends will be paid no later than November 30, 2012.

-
On June 4, 2012, the Company announced that it is aware of a lawsuit filed by Grupo México, S.A.B de C.V. and Infraestructura y Transporte, S.A. de C.V., per a shareholder opposition, aimed at declaring void the following adopted Resolutions: Articles VII, VIII and IX, (VII is related to the appointment of Members of the Board of Directors that represent 10% or more of GAP’s Series “B” shares; VIII is related to the appointment of Members of the Board of Directors by Series “B” shareholders; IX is related to the composition of the Company’s Board of Directors), pertaining to the Agenda of the Annual General Ordinary Shareholders’ Meeting that took place April 16, 2012.

Second Quarter 2012 Report	Page 15 of 28

Regarding this legal proceeding, per the request of the accuser, a civil judge from the 16th court in Mexico City declared a suspension of the Resolutions mentioned above.  With regards to the individual appointed as an Alternate of the second Director proposed by Grupo México, S.A.B. de C.V., this individual is prohibited from intervening in actions that fall under the responsibility of a Member of the Board of Directors.  In addition, Ms. Laura Diez Barroso Azcárraga is prohibited from undertaking functions as an Alternate to Chairman Mr. Eduardo Sánchez Navarro Redo.

The Company is analyzing the effects of the suspension as it can under proceedings already executed, and therefore cannot be suspended, to take appropriate action, and believes that these actions will not affect the function of the Company’s Board of Directors. Any updates related to this subject will be announced as necessary.

Changes to Accounting Policies

Beginning on January 1, 2012, the Company reports its financial statements in accordance with IFRS, for both the quarterly and full-year 2012, comparing them with the same periods of the previous year.  Until December 31, 2011, the Company’s financial information was prepared based on MEX NIF.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

* * *

Second Quarter 2012 Report	Page 16 of 28

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q11	2Q12	Change	1H11	1H12	Change
Guadalajara						
Aeronautical services	278,752	298,671	7.1%	531,495	582,394	9.6%
Non aeronautical services	69,188	88,377	27.7%	132,377	167,073	26.2%
Improvements to concession assets (IFRIC 12)	46,407	34,517	-25.6%	92,815	69,034	-25.6%
Total Revenues	**394,347**	**421,565**	**6.9%**	**756,686**	**818,501**	**8.2%**
Operating income	206,809	236,778	14.5%	382,994	446,484	16.6%
EBITDA	**259,346**	**292,675**	**12.9%**	**486,910**	**558,202**	**14.6%**
Tijuana						
Aeronautical services	103,382	122,372	18.4%	205,203	229,972	12.1%
Non aeronautical services	21,699	28,133	29.7%	44,316	53,304	20.3%
Improvements to concession assets (IFRIC 12)	48,528	4,051	-91.7%	97,056	8,102	-91.7%
Total Revenues	**173,608**	**154,555**	**-11.0%**	**346,575**	**291,379**	**-15.9%**
Operating income	48,091	65,042	35.2%	100,893	112,814	11.8%
EBITDA	**75,408**	**96,539**	**28.0%**	**154,245**	**174,934**	**13.4%**
Puerto Vallarta						
Aeronautical services	92,701	99,758	7.6%	242,844	254,528	4.8%
Non aeronautical services	34,111	38,560	13.0%	73,335	81,895	11.7%
Improvements to concession assets (IFRIC 12)	55,649	24,161	-56.6%	111,298	48,322	-56.6%
Total Revenues	**182,461**	**162,479**	**-11.0%**	**427,476**	**384,746**	**-10.0%**
Operating income	56,281	62,977	11.9%	179,138	180,044	0.5%
EBITDA	**84,227**	**92,201**	**9.5%**	**231,077**	**238,495**	**3.2%**
Los Cabos						
Aeronautical services	122,541	135,976	11.0%	249,338	280,916	12.7%
Non aeronautical services	45,104	56,920	26.2%	89,834	113,680	26.5%
Improvements to concession assets (IFRIC 12)	102,893	70,012	-32.0%	205,786	140,023	-32.0%
Total Revenues	**270,538**	**262,907**	**-2.8%**	**544,957**	**534,621**	**-1.9%**
Operating income	102,201	114,621	12.2%	211,069	239,049	13.3%
EBITDA	**123,715**	**141,939**	**14.7%**	**253,275**	**293,846**	**16.0%**

Second Quarter 2012 Report	Page 17 of 28

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Second Quarter 2012 Report	Page 18 of 28

Exhibit B: Consolidated Statement of Financial Position (in thousands of pesos):

Second Quarter 2012 Report	Page 19 of 28

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Second Quarter 2012 Report	Page 20 of 28

Exhibit D: Consolidated Statement of Comprehensive Income (in thousands of pesos):

Second Quarter 2012 Report	Page 21 of 28

Exhibit E: International Financial Reporting Standards Adoption (in thousands of pesos):

In January 2009, the Comisión Nacional Bancaria y de Valores (The National Banking and Securities Commission or the “CNBV”) issued a statement whereby it set forth the requirement that listed companies which report their financial information to investors prepare and report financial information, since year 2012, based on International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

The Company’s consolidated financial statements for the year ending December 31, 2012 will be the Company’s first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, “First-Time Adoption of International Financial Reporting Standards”. According to IFRS 1, the Company applied the relevant obligatory exceptions, as well as certain optional exemptions to the retroactive applications of IFRS to the financial statements for the above dates, which were announced in the report for the first quarter of 2012.

The following table contains the Consolidated Statement of Financial Position as of June 30, 2011, prepared in accordance with IFRS.  The amounts contained in this table were determined based on the figures reported under MEX NIF, which were adjusted according to IFRS transition rules.

Second Quarter 2012 Report	Page 22 of 28

The following table contains the Consolidated Statement of Net Income and Comprehensive Income for the six-month and three-month periods ended June 30, 2011, prepared in accordance with IFRS.  The amounts contained in this table were determined based on the figures reported under MEX NIF, which were adjusted according to IFRS transition rules.

The following table contains the Statement of Change in Stockholders Equity as of June 30, 2011 and June 30 2012, prepared in accordance with IFRS.

Second Quarter 2012 Report	Page 23 of 28

Below is a summary of the main differences as of June 30, 2011, as well as an estimate of their most significant effects, including their effects on deferred income tax:

Embedded derivatives in the lease agreements – Under MEX NIF, the Company recognized embedded derivatives generated by lease agreements of commercial spaces located at the airport terminals. Such agreements are denominated in U.S. dollars, differing from the Company’s functional currency, the Mexican peso. According to IFRS, as the U.S. dollar is commonly used by the industry for this type of lease agreement, the Company, upon commencing its use of IFRS, did not recognize embedded derivatives according to IAS 39, “Financial Instruments: Recognition and Measurement”.

The effects of these changes were as follows:

Borrowing costs – The borrowing cost exemption was applied. As a result, the transitional provisions contained in IAS 23, “Borrowing Costs” was applied, using the transition date as the effective date for this standard. Therefore, as of that date, the interest expense for qualifying assets is capitalized net of interest income.

Second Quarter 2012 Report	Page 24 of 28

Intangible assets – As part of its transition to IFRS the Company, according to IAS 38 “Intangible Assets”, recognized  improvements to concession assets, airport concessions, rights to use airport facilities, other acquired rights and other intangible assets at their historical cost. As a result, the Company eliminated the effects of inflation recognized in accordance with MEX NIF through December 31, 2007.  In addition, based on IAS 23, “Borrowing Costs”, the Company applied this standard as of the transition date, for which it maintains the finance cost previously capitalized according to MEX NIF. The effects of these changes were as follows:

Deferred taxes – As a result of changes in accounting values, the Company recognized the effects of deferred income taxes based on the tax rate applicable according to their estimated date of reversal. Additionally, under MEX NIF the recoverable tax on assets was presented as a separate line-item. However, for IFRS purposes, the amount of the recoverable tax on assets was presented within deferred income taxes.

The changes described in the previous paragraph increased the deferred tax assets as shown below, based on the tax rate applicable according to their estimated date of reversal.

Second Quarter 2012 Report	Page 25 of 28

Current and deferred PTU – According to MEX NIF, current PTU (Employee Profit Sharing) is presented within other expenses. Under IFRS, current PTU is considered to be an employee benefit and is allocated in cost of services as part of employee costs in the consolidated statement of comprehensive income.  MEX NIF requires that deferred PTU be determined by applying a similar model to deferred income taxes and is calculated by applying the method of assets and liabilities as of the date of the financial statements.  As deferred PTU is not permitted by IFRS, the amount recognized under MEX NIF was eliminated in the transition to the IFRS.  The effect of this change is:

Employee benefits – In accordance with MEX NIF, the Company recognized in addition to seniority premiums, termination benefits and retirement benefits from severance payments at the end of the work relationship, pursuant to Financial Reporting Standard D3 “Employee Benefits”. However, under IFRS, the liability for termination benefits from severance payments at the end of the work relationship was eliminated as it does not comply with the requirements of IAS 19, “Employee Benefits”, which requires the existence of a demonstrable obligation (whether contractual or constructive) to terminate the work relationship with the employee in order for a liability to be recognized. Additionally, the Company utilized the optional exemption of IFRS 1, which consists of recognizing all unrecognized items in retained earnings as of the transition date.
The effect of this change is:

Second Quarter 2012 Report	Page 26 of 28

Effects of inflation in the financial information – According to MEX NIF, the Company’s common stock and legal reserve include the effects of inflation through December 31, 2007.  However, for IFRS, these effects were eliminated as they do not comply with the requirements established by IAS 29, Financial Reporting in Hyperinflationary Economies. IFRS requires, among other factors, that in order to recognize inflation in the financial information cumulative inflation in a three year period needs to approach or exceed 100%, which represents a reclassification among equity accounts. Since 1998, the year in which the Company was incorporated, and through June 30, 2012, the cumulative inflation over a three-year period has not reached or exceeded 100%. The effect of this change is as follows:

Retained earnings – The changes described previously increased retained earnings as of the Company’s transition date as shown below:

Other differences in presentation and disclosures in the financial statements – Disclosure requirements for IFRS are generally broader in scope than those of MEX NIF. This may result in a greater number of disclosures regarding accounting policies, significant judgments and estimates, financial instruments and risk management, among others. Additionally, differences in the presentation of figures could arise.

Second Quarter 2012 Report	Page 27 of 28

The information contained in this report has been prepared in accordance with IFRS guidelines issued and in effect as of the date of this report. The standards and interpretations that will be applicable as of December 31, 2012, including those that are optional, are not known with certainty at the time of this report.

* * *

Second Quarter 2012 Report	Page 28 of 28

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 26, 2012